Eversource Energy and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
	For the Years Ended December 31,
(Thousands of Dollars)	2016	2015	2014	2013	2012 (a)
Earnings, as defined:
Net income	$949,821	$886,004	$827,065	$793,689	$533,077
Income tax expense	554,997	539,967	468,297	426,941	274,926
Equity in earnings of equity investees	(243)	(883)	(1,044)	(1,318)	(1,154)
Dividends received from equity investees	120	—	—	582	733
Fixed charges, as below	429,406	397,392	386,451	362,403	353,616
Less: Interest capitalized (including AFUDC)	(10,791)	(7,221)	(5,766)	(4,062)	(5,261)
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	(12,532)	(12,532)	(12,532)	(12,803)	(11,715)
Total earnings, as defined	$1,910,778	$1,802,727	$1,662,471	$1,565,432	$1,144,222

Fixed charges, as defined:
Interest expense	$400,961	$372,420	$362,106	$338,699	$329,945
Rental interest factor	5,122	5,219	6,047	6,839	6,695
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	12,532	12,532	12,532	12,803	11,715
Interest capitalized (including AFUDC)	10,791	7,221	5,766	4,062	5,261
Total fixed charges, as defined	$429,406	$397,392	$386,451	$362,403	$353,616

Ratio of Earnings to Fixed Charges	4.45	4.54	4.30	4.32	3.24

(a) NSTAR amounts were included in Eversource beginning April 10, 2012.